Exhibit 99.2
FOR IMMEDIATE RELEASE
For further information contact:

Lisa Ng	Carol Lau
Brilliance China Automotive	Weber Shandwick Worldwide
Holdings Limited	(HK) Ltd.
(852) 2523 7227	(852) 2533 9981
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED ANNOUNCES 2006 YEAR-END RESULTS
(HONG KONG, APRIL 20, 2007) – Brilliance China Automotive Holdings Limited (the “Company”) (NYSE: CBA; SEHK: 1114) announced today its results for the year ended December 31, 2006 in accordance with the generally accepted accounting principles in the United States.
Consolidated net sales of the Company and its subsidiaries (the “Group”), including Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”), Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ruixing”), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Ruian”), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing”), Shenyang ChenFa Automobile Component Co., Ltd. (“ChenFa”), Shenyang Jindong Development Co., Ltd. (“Jindong”), Shanghai Hidea Auto Design Co., Ltd. (“Hidea Auto”) and Shenyang Brilliance Power Train Machinery Co., Ltd. (“Power Train”) for the year ended December 31, 2006 were Rmb10,484.8 million (US$1,317.2 million), representing a 91.7% increase from Rmb5,469.0 million (US$668.6 million) in 2005. The increase in sales was primarily due to increases in unit sales of Shenyang Automotive’s minibuses and, especially, Zhonghua sedans in 2006.
Shenyang Automotive sold 66,245 minibuses in 2006, representing a 10.4% increase from approximately 60,000 minibuses sold in 2005. Of these vehicles sold, 52,049 were mid-priced minibuses, representing a 4.0% increase from approximately 50,060 units sold in 2005. Unit sales of deluxe minibuses increased by 42.8% from approximately 9,940 units in 2005 to 14,196 units in 2006. Shenyang Automotive sold 62,281 Zhonghua sedans in 2006, representing a 592.0% increase from approximately 9,000 sedans sold in 2005. 26,496 units of the Zhonghua Zunchi model were sold in 2006, representing a 394.0% increase from 2005, whereas the new Junjie model, which was launched in March 2006, registered a sale of 35,367 units during the year.
Cost of sales increased by 98.7% from Rmb5,012.0 million (US$612.7 million) in 2005 to Rmb9,960.6 million (US$1,251.3 million) in 2006. The increase was primarily due to the increase in unit sales of both minibuses and Zhonghua sedans. However, the average unit costs for both the minibuses and Zhonghua sedans decreased in 2006, mainly due to the improvement in production efficiency and economies of scale, together with the decrease in the cost of components.
The overall gross profit margin of the Group decreased from 8.4% in 2005 to 5.0% in 2006, as a result of the significant increase in sales of Zhonghua sedans which have yet to reach profitability in 2006, as well as a shift in product mix to lower-margin products.
Selling, general and administrative expenses increased 15.8% from Rmb1,195.3 million (US$146.1 million), representing 21.9% of sales in 2005, to Rmb1,384.7 million (US$174.0 million), representing 13.2% of sales in 2006. The increase was mainly due to the increase in advertising, promotion and marketing expenses as well as transportation costs for finished products resulting from the increase in sales volume of Zhonghua sedans and minibuses in 2006, together with an increase in staff costs. The selling, general and administrative expenses as a percentage of turnover decreased in 2006 as the rate of increase in turnover exceeded that of advertising, promotion and marketing expenses in 2006.
Interest expense net of interest income decreased by 29.4% from Rmb122.2 million (US$14.9 million) in 2005 to Rmb86.3 million (US$10.8 million) in 2006, resulting mainly from the increase in interest income from deposits placed with banks and a financial institution.
Net equity in earnings of associated companies and jointly controlled entities increased 204.7% from Rmb49.0 million (US$6.0 million) in 2005 to Rmb149.3 million (US$18.8 million) in 2006. This was mainly attributable to the increased profits contributed by BMW Brilliance Automotive Ltd. (‘‘BMW Brilliance’’), the Group’s 49.5% indirectly owned jointly controlled entity, and an associate in 2006. Net profits contributed to the Group by BMW Brilliance increased by 237.7% from RMB31.6 million (US$3.9 million) in 2005 to RMB106.7 million (US$13.4 million) in 2006. The BMW joint venture achieved sales of 23,600 BMW sedans in 2006, an increase of 34.8% as compared to 17,501 BMW sedans in 2005.
Subsidy income increased from Rmb3.1 million (US$0.4 million) in 2005 to Rmb50.2 million (US$6.3 million) in 2006. The increase was mainly due to the receipt of new government grant by a subsidiary in 2006.
Other income net of expenses increased from Rmb43.7 million (US$5.3 million) in 2005 to Rmb106.2 million (US$13.3 million) in 2006. The increase was primarily due to increases in our sales of scrap materials and rental income.
Impairment loss on intangible assets decreased from Rmb173.0 million (US$21.1 million) in 2005 to RmbNil in 2006. The 2005 impairment loss was related to the low sales volume and decrease in average unit selling prices of Zhonghua sedans in 2005.

Impairment loss on goodwill decreased from Rmb257.7 million (US$31.5 million) in 2005 to Rmb73.3 million (US$9.2 million) in 2006. The decrease was mainly because we recognized impairment loss for one of our jointly controlled entities in 2006, compared to a jointly controlled entity and a subsidiary in 2005.
Loss before taxation and minority interests decreased 40.2% from Rmb1,195.4 million (US$146.1 million) in 2005 to Rmb714.5million (US$89.8 million) in 2006. Taxation decreased by 53.0% from Rmb101.9 million (US$12.5 million) in 2005 to RMB47.9 million (US$6.0 million) in 2006, resulted mainly from the recognition of certain deferred tax assets as expenses in 2005.
The Group recognized an income of Rmb1.1 million (US$0.1 million) under other comprehensive income for 2006, compared to a loss of Rmb27.2 million (US$3.3 million) for 2005, representing the fair value adjustment for securities available-for-sale during the year.
As a result, the Group recorded a comprehensive loss of Rmb385.1 million (US$48.4 million) in 2006 as compared with a comprehensive loss of Rmb698.5 million (US$85.4 million) in 2005, a decrease of 44.9% in 2006.
Basic loss and dilutive loss per ADS amounted to Rmb10.53 (US$1.32) in 2006 as compared to that of Rmb18.3 (US$2.2) in 2005. Given the Group recorded net losses for both 2006 and 2005, potentially dilutive stocks from conversion of the convertible bonds and outstanding share options were excluded in the calculation of diluted loss per share for these periods because to do so will be anti-dilutive.
Mr. Wu Xiao An, Chairman of the Company, said “During 2006, the operating environment in the Chinese auto sector has significantly improved. The robust demand for automobiles, coupled with the introduction of a new Zhonghua model Junjie, resulted in a remarkable expansion of Zhonghua sedan sales during the year. Looking ahead to 2007, the Group’s Zhonghua products are maintaining strong sales momentum, with over 28,000 vehicles sold in the first quarter, a year-on-year increase of over 500%. The Group will continue to enrich its product portfolio and heighten its brand recognition by introducing new products, such as the home-grown 1.8T-engine to be installed in our Zhonghua sedans. The Group will continue to work closely with our strategic partners to increase sales volume and market share in all the segments in which we operate, while at the same time implementing further cost cutting measures, including the deepening of component localization for our BMW vehicles, with the ultimate goal of enhancing the profitability of our operations.”
The forthcoming Annual General Meeting is proposed to be held at Gloucester Room, 2nd Floor, Mandarin Oriental Hong Kong, 5 Connaught Road Central, Hong Kong on June 22, 2007.
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The Company, incorporated in Bermuda, was established in 1992 to own a 51% interest in Shenyang Automotive, a Sino-foreign joint venture enterprise established in 1991. Shenyang Automotive, located in Shenyang, the capital of Liaoning Province and the commercial center of the northeastern region of China, is the leading manufacturer of minibuses in China. In May 1998, the Company acquired a 51% equity interest in Ningbo Yuming, a wholly foreign-owned Chinese enterprise primarily engaged in the production of automotive components. Subsequently, in October 2004, the Company further acquired the remaining 49% equity interest in Ningbo Yuming. As a result, Ningbo Yuming becomes a wholly owned subsidiary of the Company. In May 1998, the Company also acquired a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ruixing and Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired 100% of the equity interests in Dongxing, a foreign-invested manufacturer of automotive components in the PRC. In December 2001, the Company established a 90%-owned Sino-foreign joint venture, Shenyang Xingchen Automotive Seats Co., Ltd. (“Shenyang Xingchen”), a manufacturer of automotive seats in the PRC. Shenyang Xingchen has ceased its operation since July 2003.
In April 2002, the Company established an indirect 75.5%-owned subsidiary, Jindong, to trade automotive components and scraps in China. In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its Zhonghua sedans in China.
In March 2003, the then indirect 81%-owned subsidiary of Company, Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW sedans in China. In April 2003, the Company, through its indirect 90%-owned subsidiary, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI. Upon completion, SJAI has become 89.1% indirectly owned by the Company and 10.9% directly and indirectly owned by the other shareholders. Accordingly, the Company’s effective interests in the joint venture with BMW increased from 40.50% to 44.55%. Further, in December 2003, the Company further increased its effective interest in SJAI from 89.1% to 99.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.5%.

In June 2003, the Company established a wholly owned subsidiary, ChenFa, to develop, manufacture and sell engine components in China.
In December 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 33.05% interest in Shenyang JinBei Automotive Company Limited, the joint venture partner of Shenyang Automotive and the supplier of certain automotive components for its minibuses and sedans production. Upon completion of the proposed acquisition and approval from the relevant government authorities, the Company’s effective interests in Shenyang Automotive will be increased from 51% to approximately 63.9%. The transfer has been approved by the State-Owned Assets Supervision and Administration Commission of the State Council, and final approval by the China Securities Regulatory Commission is pending.
In April 2004, the Company established an indirect 63.25%-owned subsidiary, Hidea Auto, a company engaged in the design and development of automobiles and the provision of consulting services in relation to the Chinese automotive industry.
In December 2004, the Company established a direct and indirect 75.01%-owned subsidiary, Power Train, to manufacture and sell power trains for engines in China.
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Translation of amounts from Renminbi (Rmb) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=Rmb7.96 in 2006 and US$1.00=Rmb8.18 in 2005. Translation of amounts from Hong Kong dollar (HK$) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=HK$7.80. No representation is made that the Renminbi amounts and the HK$ amounts could have been, or could be converted into U.S. dollars at that rate or at any other rate. In addition, all financial information presented herein has been prepared in accordance with the generally accepted accounting principles in the United States.

Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2006, 2005 and 2004

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Sales to third parties	9,067,505	3,859,151	4,402,141
Sales to affiliated companies	1,417,249	1,609,839	2,139,857
Total sales	10,484,754	5,468,990	6,541,998
Cost of sales (include purchase of goods and subcontracting charges from affiliated companies) (2006:RMB 2,317,393,000, 2005: RMB1,174,732,000, 2004: RMB2,185,428,000)	(9,960,587)	(5,011,955)	(5,491,250)
Gross profit	524,167	457,035	1,050,748
Selling, general and administrative expenses	(1,384,718)	(1,195,336)	(1,510,442)
Interest expense	(177,001)	(182,354)	(182,458)
Interest income	90,738	60,189	58,800
Equity in earnings of associated companies and jointly controlled entities, net	149,320	48,995	126,261
Subsidy income	50,176	3,139	1,815
Other income, net	106,150	43,650	25,709
Impairment loss on intangible assets	—	(173,000)	(50,000)
Impairment loss on goodwill	(73,343)	(257,720)	(47,320)
(Loss) before taxation and minority interests	(714,511)	(1,195,402)	(526,887)
(Provision) benefit for income taxes	(47,879)	(101,884)	63,110
Minority interests	376,282	625,997	464,991
Net (loss) income	(386,108)	(671,289)	1,214
Other comprehensive (loss) income
Fair value adjustment for securities available-for-sales	1,052	(27,227)	28,468
Comprehensive (loss) income	(385,056)	(698,516)	29,682
Basic (loss) earnings per share	RMB(0.1053)	RMB(0.1830)	RMB0.0003
Basic (loss) earnings per ADS	RMB(10.53)	RMB(18.30)	RMB0.03
Diluted (loss) earnings per share	RMB(0.1053)	RMB(0.1830)	RMB 0.0003
Diluted (loss) earnings per ADS	RMB(10.53)	RMB(18.30)	RMB 0.03
Weighted average number of shares outstanding	3,668,390,900	3,668,390,900	3,668,390,900
Weighted average number of ADSs outstanding	36,683,909	36,683,909	36,683,909
Net income adjusted for the dilutive effect of convertible bonds	(386,108)	(671,289)	1,214
Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds	3,668,390,900	3,668,390,900	3,683,795,968
Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds	36,683,909	36,683,909	36,837,960

The calculation of basic (loss) earnings per ADS is based on the weighted average number of ADSs outstanding during the periods presented.
The calculation of 2006 and 2005 diluted loss per share (ADS) are based on weighted average number of common shares (ADSs) outstanding.
The effect of the assumed conversion of the potential stock outstanding for the years ended December 31, 2006 and 2005 from convertible bonds and outstanding share options is anti-dilutive.
The calculation of 2004 diluted earnings per share (ADS) is based on weighted average number of common shares (ADSs) outstanding plus the weighted average number of shares (ADSs) deemed to be issued as if all outstanding share options granted had been exercised.
The effect of the assumed conversion of the potential stock outstanding for the year ended December 31, 2004 arising from the convertible bonds is anti-dilutive.